UNITED STATES
                          NUCLEAR REGULATORY COMMISSION
                           WASHINGTON, D.C. 20555-0001


                                December 18, 1997


John H. O'Neill, Jr., Esq.
Shaw, Pittman, Potts & Trowbridge
2300 N Street, NW
Washington, DC 20037

SUBJECT: ORDER APPROVING APPLICATION REGARDING THE MERGER AGREEMENT BETWEEN ATLANTIC ENERGY INC., PARENT OF ATLANTIC CITY ELECTRIC COMPANY (ACE) AND DELMARVA POWER AND LIGHT COMPANY (DP&L) AFFECTING LICENSES NOS. DPR-70 AND DPR-75, SALEM NUCLEAR GENERATING STATION, UNITS 1 AND 2 (TAC NOS. M98634 AND M98635)

Dear Mr. O'Neill:

     The enclosed Order responds to the application for approval under 10 CFR 50.80, submitted under cover of your letter of April 30, 1997, concerning the proposed merger of Atlantic Energy, Inc. (the parent holding company of ACE) and DP&L, which would result in the formation of a new holding company, Conectiv, Inc., under which ACE and DP&L would become wholly owned subsidiaries. The staff's safety evaluation in support of the Order is also enclosed.

     The Order is being forwarded to the Office of the Federal Register for publication.

                                Sincerely,


                                /s/ John F. Stolz for
                                Patrick D. Milano, Senior Project Manager
                                Project Directorate I-2
                                Division of Reactor Projects - I/II
                                Office of Nuclear Reactor Regulation

Docket Nos. 50-272 and 50-311
Enclosures:       1.  Order
                  2.  Safety Evaluation

cc w/encls: See next page

Public Service Electric & Gas                Salem Nuclear Generating Station
  Company                                    Units 1 and 2

cc:

Jeffrie J. Keenan, Esquire                   Richard Hartung
Nuclear Business Unit - N21                  Electric Service Evaluation
P.O. Box 236                                 Board of Regulatory Commissioners
Hancocks Bridge, NJ 08038                    2 Gateway Center, Tenth Floor
                                             Newark, NJ 07102
General Manager - Salem Operations
Salem Nuclear Generating Station             Regional Administrator, Region I
P.O. Box 236                                 U.S. Nuclear Regulatory Commission
Hancocks Bridge, NJ 08038                    475 Allendale Road
                                             King of Prussia, PA 19406
Mr. Louis Storz
Sr. Vice President - Nuclear Operations      Lower Alloways Creek Township
Nuclear Department                           c/o Mary O. Henderson, Clerk
P.O. Box 236                                 Municipal Building, P.O. Box 157
Hancocks Bridge, NJ 08038                    Hancocks Bridge, NJ 08038

Senior Resident Inspector                    Manager-Licensing and Regulation
Salem Nuclear Generating Station             Nuclear Business Unit - N21
U.S. Nuclear Regulatory Commission           P.O. Box 236
Drawer 0509                                  Hancocks Bridge, NJ 08038
Hancocks Bridge, NJ 08038
                                             Mr. David Wersan
Dr. Jill Lipoti, Asst. Director              Assistant Consumer Advocate
Radiation Protection Programs                Office of Consumer Advocate
NJ Department of Environmental               1425 Strawberry Square
  Protection and Energy - CN 415             Harrisburg, PA 17120
Trenton, NJ 08625-0415
                                             Manager - Joint Generation
Maryland Office of People's Counsel          Atlantic Energy
6 St. Paul St., 21st floor, Suite 2102       6801 Black Horse Pike
Baltimore, MD 21202                          Egg Harbor Twp., NJ 08234-4130

Ms. R. A. Kankus                             Carl O. Schaefer
Joint Owner Affairs                          External Operations - Nuclear
PECO Energy Company                          Delmarva Power & Light Company
965 Chesterbrook Blvd., 63C-5                P.O. Box 231
Wayne, PA 19067                              Wilmington, DE 19899

Mr. Elbert Simpson                           Public Service Commission of Maryland
Senior Vice President-Nuclear Engineering    Engineering Division
Nuclear Department                           Chief Engineer
P.O. Box 236                                 6 St. Paul Centre
Hancocks Bridge, NJ 08038                    Baltimore, MD 21202-6806

Public Service Electric & Gas                Salem Nuclear Generating Station
  Company                                    Units 1 and 2

Mr. Leon R. Eliason                          James E. Franklin, II, Esq.
Chief Nuclear Officer & President-           Sr. V.P. and General Counsel
Nuclear Business Unit                        Atlantic City Electric Company
Public Service Electric and Gas Company      6801 Blackhorse Pike
Post Office Box 236                          Egg Harbor Township, NJ 08234-4130
Hancocks Bridge, NJ 08038
                                             Dale G. Stoodley, Esq.
Mr. George A. Hunger, Jr.                    V.P. and General Counsel
Director-Licensing, MC 62A-l                 Delmarva Power & Light Company
PECO Energy Company                          800 King Street
Nuclear Group Headquarters                    P.0.Box 231
Correspondence Control Desk                  Wilmington, DE 19899
P.O. Box No. 195
Wayne, PA 19087-0195

                            UNITED STATES Of AMERICA

                          NUCLEAR REGULATORY COMMISSION


In the Matter of                         )
                                         )
ATLANTIC CITY ELECTRIC COMPANY           )    Docket Nos. 50-272 and 50-311
DELMARVA POWER AND LIGHT                 )
         COMPANY                         )
                                         )
(Salem Nuclear Generating Station, )     )
         Units 1 and 2)                  )



                      ORDER APPROVING-APPLICATION REGARDING
                            MERGER AGREEMENT BETWEEN
        ATLANTIC ENERGY, INC. (PARENT Of ATLANTIC CITY ELECTRIC COMPANY)
                                       AND
                        DELMARVA POWER AND LIGHT COMPANY

                                       I.

     Atlantic City Electric Company (ACE) and Delmarva Power and Light Company (DP&L) are co-holders of Facility Operating Licenses Nos. DPR-70 and DPR-75, along with Public Service Electric and Gas Company (PSE&G) and Philadelphia Electric Company [also known as PECO Energy Company], issued by the U.S. Nuclear Regulatory Commission (NRC or Commission) pursuant to Part 50 of Title 10 of the Code of Federal Regulations (10 CFR Part 50), for operation of the Salem Nuclear Generating Station, Units 1 and 2 (Salem). Under the licenses, PSE&G is authorized to possess, use, and operate the facilities, and ACE, DP&L, and Philadelphia Electric Company are authorized to possess the facilities. Salem is located in Salem County, New Jersey.

                                    II.

     By application filed by ACE and DP&L under cover of a letter dated April 30, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, attorney for ACE and DP&L, supplemented by letter dated November 7, 1997, ACE and DP&L requested the Commission's approval, pursuant to 10 CFR 50.80, of the indirect transfer of the licenses, to the extent held by ACE and DP&L, that would result from the consummation of a merger agreement between Atlantic
Energy, Inc. (parent of ACE), and DP&L. Under the merger agreement, Atlantic Energy, Inc. and DP&L would form a new holding company, Conectiv, Inc., under which ACE and DP&L would become wholly owned subsidiaries. No direct transfer of the licenses would occur. PSE&G and Philadelphia Electric Company are not involved in the merger.

     A Notice of Consideration of Approval of Application Regarding Proposed Corporate Restructuring was published in the Federal Register on December 8, 1997 (62 FR 64600), and an Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on December 8, 1997 (62 FR 64602).

     Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission gives its consent in writing. Upon review of the information submitted in the letter and application of April 30, 1997, and supplement dated November 7, 1997, the NRC staff has determined that the proposed merger of Atlantic Energy, Inc. and DP&L will not affect the qualifications of ACE and DP&L as holders of the licenses, and that the transfer of control of the licenses for Salem, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions stated herein. These findings are supported by a safety evaluation dated December 18, 1997.

                                      III.

     Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC ss.ss. 2201(b), 2201(i), 2201(o), and 2234, and 10 CFR 50.80, IT IS HEREBY ORDERED that the Commission approves the application regarding the proposed merger of Atlantic Energy, Inc. and DP&L subject to the following conditions: (1) ACE shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from ACE to its proposed parent or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of ACE's consolidated net utility plant, as recorded on ACE's books of account; (2) DP&L shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from DP&L to its proposed parent or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of DP&L's consolidated net utility plant, as recorded on DP&L's books of account; and (3) should the merger of Atlantic Energy, Inc. and DP&L, as described herein, not be completed by December 31, 1998, this Order shall become null and void, provided, however, on application and for good cause shown, such date is extended.

     This Order is effective upon issuance.

                                       IV.

     By January 23, 1998, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).

     If a hearing is to be held, the Commission will issue an order designating the time and place of such hearing.

     The issue to be considered at any such hearing shall be whether this Order should be sustained.

     Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001,
Attention: Rulemakings and Adjudications Staff, or may be delivered to the Commission's Public Document Room, The Gelman Building, 2120 L Street, NW., Washington, D.C. by the above date. Copies should be also sent to the Office of the General Counsel and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001, and to John H. O'Neill, Jr., Shaw, Pittman, Potts & Trowbridge, 2300 N Street, NW., Washington, DC, 20037, attorney for ACE and DP&L.

     For further details with respect to this action, see the application filed by ACE and DP&L under cover of a letter dated April 30, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, as supplemented by a letter dated November 7, 1997, and the safety evaluation dated December 18, 1997, which are available for public inspection at the Commission's Public Document Room, The Gelman Building, 2120 L Street, NW.,

Washington, DC, and at the local public document room located at the Salem Free Public Library, 112 West Broadway, Salem, NJ.

     Dated at Rockville, Maryland, this 18th day of December 1997.

                              FOR THE NUCLEAR REGULATORY COMMISSION

                              /s/ Samuel J. Collins
                              Samuel J. Collins, Director
                              Office of Nuclear Reactor Regulator

          SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION

                  PROPOSED MERGER Of ATLANTIC ENERGY. INC. AND

                        DELMARVA POWER AND LIGHT COMPANY

                 SALEM NUCLEAR GENERATING STATION. UNITS 1 AND 2

                          DOCKET NOS. 50-272 AND 50-311

1.0 BACKGROUND

Under cover of a letter dated April 30, 1997, as supplemented by a letter dated November 7, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, Atlantic City Electric Company (ACE) and Delmarva Power & Light Company (DP&L) submitted an application for approval under 10 CFR 50.80, in connection with a proposed merger between Atlantic Energy, Inc. (AEI), which is the parent holding company of ACE, and DP&L. A new holding company will result from this merger named Conectiv, Inc. (Conectiv). Under the merger agreement, all of AEI's subsidiaries (including ACE) and DP&L will become wholly owned subsidiaries of Conectiv, and AEI will cease to exist. Current holders of AEI and DP&L common stock would become holders of Conectiv common stock pursuant to a formula stipulated in the merger agreement.

ACE is a 7.41-percent owner of Unit 1 of the Salem Nuclear Generating Station, a two-unit facility, and DP&L is a 7.41-percent owner of Unit 1. Public Service Electric & Gas Company (PSE&G) owns 42.59 percent of Unit 1 and Philadelphia Electric Company (PECO) owns the remaining 42.59 percent. Each of these four utilities owns the same respective percentages of Unit 2 of Salem. The proposed merger does not involve PSE&G, which is the licensed operator of Salem, or PECO. The proposed merger will result in the indirect transfer of control of the interests held by ACE and DP&L in the Salem station operating licenses to the proposed new holding company, Conectiv. Accordingly, under the provisions of 10 CFR 50.80, Commission approval is required.

In the application for approval dated April 30, 1997, the applicants state on page 10:

          The purpose of the proposed Merger is to achieve benefits for the shareholders, customers and communities served by ACE and DP&L that would otherwise not be achievable if they were to remain as separate companies. The expected savings related to the Merger are approximately $500 million over the next ten years (1998 to 2007). The savings will come principally from elimination of duplicative activities, increased scale, improved purchasing power, improved operating efficiencies, lower capital costs and, to the extent practicable, by combining the companies' work forces.

2.0 FINANCIAL AND TECHNICAL QUALIFICATIONS

On the basis of information submitted in the application, the staff finds that there will be no near-term substantive change in the financial ability of ACE and DP&L to contribute appropriately to the operations and decommissioning of the Salem facility as a result of the proposed merger. Each of ACE and DP&L is, and would remain after the merger, an "electric utility" as defined in 10 CFR 50.2, engaged in the generation and distribution of electricity, the cost of which is recovered through rates established by the New Jersey Board of Public Utilities and the Federal Energy Regulatory Commission, in the case of ACE, and the Delaware Public Service Commission, the Maryland Public Service Commission, the State Corporation Commission of Virginia, and the Federal Energy Regulatory Commission, in the case of DP&L. Thus, pursuant to 10 CFR 50.33(f), ACE and DP&L, as electric utilities, are exempt from further financial qualifications review.

However, in view of the NRC's concern that restructuring can lead to a diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear power plant, the NRC has sought to obtain commitments from its licensees that initiate restructuring actions not to transfer significant assets from the licensee without notifying the NRC. ACE and DP&L have agreed:

     to provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of a security interest or liens) from such licensee to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of such licensee's consolidated net utility plant, as recorded on the licensee's books of account.

See letter from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge to the NRC dated November 7, 1997.

This commitment, incorporated as a condition to the NRC's consent to the indirect license transfers to the extent effected by the proposed merger and restructuring, will assist the NRC in assuring that ACE and DP&L will continue to maintain adequate resources to contribute to the safe operation and decommissioning of the Salem facility.

With respect to technical qualifications, the proposed merger will not effect any change in the technical qualifications of the licensed operator, PSE&G, and will not effect any change in the responsibilities and obligations of PSE&G or any other licensee as set forth in the licenses.

3.0 ANTITRUST

The antitrust provisions of the Atomic Energy Act in Section 105 of the Act require the Commission to conduct an antitrust review in connection with an application for a license to construct or operate a utilization or production facility under Section 103 of the Act. Salem

                                      -3-
Units 1 and 2 were licensed under
Section 104b and, as a result, are not subject to an antitrust review by the staff in connection with the application regarding the proposed merger.

4.0 FOREIGN OWNERSHIP

The application states that for ACE and DP&L, after the proposed merger, neither ACE nor DP&L will "be owned, controlled or dominated by any alien, foreign corporation or foreign government." Also, it states that neither ACE nor DP&L is "acting as an agent or representative of any other person in this request for consent to the indirect transfer of control of the license." (See pages 6 and 7 of the application dated April 30, 1997.) The staff does not know or have reason to believe that ACE or DP&L will be owned, controlled, or dominated by any alien, foreign corporation, or foreign government as a result of the proposed merger.

5.0 CONCLUSIONS

In view of the foregoing, the staff concludes that the proposed merger of AEI and DP&L resulting in the formation of a new holding company, Conectiv, will not adversely affect the financial or technical qualifications of ACE or DP&L with respect to the operation and decommissioning of Units 1 and 2 of the Salem facility. Also, there do not appear to be any problematic antitrust or foreign ownership considerations related to the Salem Units 1 and 2 licenses that would result from the proposed merger. Thus, the proposed merger will not affect the qualifications of ACE or DP&L as holders of the licenses, and the transfer of control of the licenses, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission. Accordingly, with the condition discussed above relating to significant asset transfers, the NRC should approve the application regarding the proposed merger.

Principal Contributor:      A. McKeigney

Date:    December 18, 1997